WeShop Holdings L imited. Company Number: 2046056 Registered Office: M andar H ouse, Johnsons Ghut, Tortola, British Virgin Islands. Shopping Starts Here NASD AQ: WSHP April 2026

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WeShop Holdings Limited. Company Number: 2046056
Registered Office: Mandar House, 3rd Floor, Johnsons Ghut, Tortola, British Virgin Islands.
2

WeShop Holdings L imited. Company Number: 2046056 Registered Office: M andar H ouse, Johnsons Ghut, Tortola, British Virgin Islands. 4 To create a world-first, digital social-shopping experience whilst simultaneously democratizing and transferring ownership of the Company to our community. The WeShop Mission To create a new dynamic of consumer ownership through the most intelligent shopping app in the world based on community, technology and ownership. The WeShop Vision

Shareback™
[share • back] noun

a reward offered exclusively to users of the WeShop community, whereby users receive shares in WeShop for shopping online, and referring their friends to transact on the WeShop platform.

WeShop Holdings Limited. Company Number: 2046056
Registered Office: Mandar House, Johnsons Ghut, Tortola, British Virgin Islands.
5

UK Pilot

Invitation Access
Users initially required a special invitation link to join the platform from another user.

Audience & Demographic
Target audience had limited knowledge of the stock market.

Non-Traditional Digital Acquisition
No PPC or traditional digital acquisition marketing.

[1] Count of unique transacting users making one or more purchase during the selected period.
[2] GMV shows the sum of transactions made during the selected period, this includes transactions that have been declined and excludes sale value reductions due to partial returns or fees.
[3] Total active retailers available on the WeShop mobile app for the UK market.
[4] Shows the mean average conversion rate of users who have an account on WeShop and made at least one purchase.
[5] Shows mean average of transaction value, non-weighted.
[6] Shows the total number of social interactions, defined as likes, comments, questions & recommendations.
[7] Shows the mean average, non-weighted GMV per user (from sales made during selected period), exclusive to referrals driven by users with Founder status.
[8] Shows the total number of transactions processed by the system.

Pilot Highlights

£108.5m
Gross Merchandise Value[2]
30 Jun 2022 – 31 Mar 2025

£124.42
Average Order Value[5]
30 Jun 2022 – 31 Mar 2025

872,428
Total Transactions[8]
30 Jun 2022 – 31 Mar 2025

26.3%
1st Purchase Conversion[4]
30 Jun 2022 – 31 Mar 2025

71.69k
Unique Transacting Users[1]
30 Jun 2022 – 31 Mar 2025

500+
Active UK Retail Partners[3]
As of Mar 2025

156,226
Social Interactions[6]
30 Jun 2022 – 31 Mar 2025

£1,480.77
Average GMV per User (Founder)[7]
30 Jun 2022 – 31 Mar 2025

WeShop Holdings Limited Company Number: 2046056
Registered Office: Mandar House, Johnsons Ghut, Tortola, British Virgin Islands.
6

Aggregated Network of Thousands of Retailers, Such as… WeShop Holdings L imited. Company Number: 2046056 Registered Office: M andar H ouse, Johnsons Ghut, Tortola, British Virgin Islands. 8 WeShop Portal Hosting hundreds of retailers and millions of products Partnered with over 1,000 retailers in the UK Partnered with over 500 retailers in the US

How to Earn Shares via Shareback

Shareback rewards users with WePoints when they shop or make referrals who shop, and those WePoints can later be exchanged for WeShop shares held in the WeShop Community Trust.

Shopping as Normal via WeShop


Walgreens
Kohl's
Your favourites
Most popular

BROWSE RETAILERS


Walgreens
Shop & earn WePoints
1.6%

ACTIVATE SHAREBACK


walgreens.com
Schedule vaccinations
Flu & COVID-19 testing options
Manage prescriptions
Shop contact lenses
Black Friday: Shop our best deals of the season!

CHECK-OUT AS NORMAL

Referring Friends


Refer & Earn
Refer your friends
Share your unique link
5% reward

REFER YOUR FRIENDS


WeShop

SHARE THE LINK


Dashboard
Raise a claim

SEE YOUR REFERRED PURCHASES

WeShop Holdings Limited. Company Number: 2046056
Registered Office: Mandar House, Johnsons Ghut, Tortola, British Virgin Islands.
9

Size of US Opportunity

Online Retail

266 million
US ONLINE CONSUMERS[2]

$1.24 trillion
2023 US ONLINE SPEND[1]

$2,408
US HOUSEHOLD SPEND IN Q4 23[4]

Stock Ownership

$310k
AVERAGE BALANCE ACROSS SELF-DIRECTED BROKERAGE ACCOUNTS (401Ks) IN 2023[10]

44%
US CONSUMERS WITH STOCKBROKING ACCOUNTS[3]

87%
OF HIGH INCOME US ADULTS ($100K+ HOUSEHOLD INCOME) OWN STOCKS[11]

Loyalty Programs

85%
OF US ADULTS BELONG TO AT LEAST ONE LOYALTY PROGRAM (2024)[8]

19
AVERAGE NUMBER OF LOYALTY PROGRAM MEMBERSHIPS PER US CONSUMER IN 2024[9]

13.2%
EXPECTED CAGR FOR LOYALTY MARKET IN US (2025-2029)[5]

48%
OF US CONSUMERS SIGN-UP TO LOYALTY PRORGRAMS FOR DISCOUNTS ON PRODUCTS[7]

User-Generated Content

77%
US CONSUMERS TRUST USER-GENERATED CONTENT[6]

53%
US CONSUMERS BELIEVE UGC IMPACTS THEIR PURCHASE DECISION[6]

20%
OF ECOMMERCE SALES DRIVEN BY SOCIAL MEDIA IN Q4 2024[12]

[1] Online Shopping Statistics: US Online Spend, Capital One Shopping, February 2025
[2] Online Shopping Statistics: US Consumers, Capital One Shopping, February 2025
[3] Pollfish Survey – Extrapolated to Total US Adults, Pollfish Surveys, September 2024
[4] Online Shopping Statistics: Average Household Spend Q423, Capital One Shopping, February 2025
[5] United States Loyalty Programs Market Intelligence and Future Growth Dynamics, ResearchandMarkets, January 2025
[6] Survey: The Ever-Growing Power of Reviews (2023 Edition), PowerReviews.com, April 2023
[7] Discounts are the leading reason consumers sign up for loyalty programs, eMarketer, April 2024
[8] The State of Retail Loyalty in 2024, Forrester, August 2024
[9] Average number of active and total loyalty program memberships in the US 2015-2024, Statista, March 2025
[10] US Stock Ownership is High but Unequally Distributed, Statista, August 2024
[11] Schwab Report: Self-Directed 401(k) investor balance rises, allocations remain steady in fourth quarter, Charles Schwab March 2024
[12] US Online Shopping Hit Record $282bn during Holiday Season, Investopedia, January 2025

WeShop Holdings Limited. Company Number: 2046056
Registered Office: Mandar House, Johnsons Ghut, Tortola, British Virgin Islands.

WeShop Holdings L imited. Company Number: 2046056 Registered Office: M andar H ouse, Johnsons Ghut, Tortola, British Virgin Islands. 11 Future Growth Opportunities

WeShop Holdings L imited. Company Number: 2046056 Registered Office: M andar H ouse, Johnsons Ghut, Tortola, British Virgin Islands. Shopping Starts Here NASD AQ: WSHP